SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549


                             AMENDMENT NO. 6 TO
                                SCHEDULE 13D
                               (RULE 13D-101)

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)


                           OMEGA WORLDWIDE, INC.
                              (NAME OF ISSUER)


                   COMMON STOCK, PAR VALUE $.10 PER SHARE
                       (TITLE OF CLASS OF SECURITIES)


                                 68210B108
                               (CUSIP NUMBER)


                              Todd P. Robinson
                          2307 Princess Ann Street
                      Greensboro, North Carolina 27408
                         Telephone: (336) 286-2087
               (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
             AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                              With copies to:

                          Barney Stewart III, Esq.
                          Moore & Van Allen, PLLC
                      100 North Tryon Street, Floor 47
                    Charlotte, North Carolina 28202-4003

                               April 19, 2000
          (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ].


 CUSIP NO. 68210B108             13D                 PAGE 2 OF 3 PAGES


 -----------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON

     TODD P. ROBINSON
 -----------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                       (a) [ ]
                                                       (b) [ ]
 -----------------------------------------------------------------------------
 3   SEC USE ONLY
 -----------------------------------------------------------------------------
 4   SOURCE OF FUNDS
     PF
 -----------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e)                                            [ ]
 -----------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION
     UNITED STATES
 -----------------------------------------------------------------------------
      NUMBER OF
       SHARES                  7    SOLE VOTING POWER        -1,226,457-
    BENEFICIALLY
      OWNED BY                 -----------------------------------------------
        EACH                   8    SHARED VOTING POWER      - 0 -
     REPORTING
    PERSON WITH                -----------------------------------------------
                               9    SOLE DISPOSITIVE POWER   -1,226,457-

                               -----------------------------------------------
                               10   SHARED DISPOSITIVE POWER - 0 -
 -----------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,226,457
 -----------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     NOT APPLICABLE
 -----------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9.99%
 -----------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON
     IN



            This Amendment No. 6 amends the Statement on Schedule 13D, as previously amended (the "Statement"), filed with the Securities and Exchange Commission. The class of equity securities to which the Statement relates is the common stock, par value $0.10 per share (the "Common Stock"), of Omega Worldwide, Inc. (the "Issuer").

  Item 4.        Purpose of Transaction

            Item 4 of the Statement is hereby amended by deleting the last paragraph thereof and adding the following:

            On April 19, 2000, Mr. Robinson and the Issuer entered into a confidentiality agreement pursuant to which the Issuer will provide Mr. Robinson with confidential information relating to the Issuer for the purpose of evaluating the Possible Acquisition. In a formal proposal to the Issuer dated April 21, 2000, Mr. Robinson resubmitted his outstanding offer in connection with the Possible Acquisition. Also on April 19, the Board of Directors of the Issuer authorized a waiver to the Rights Agreement between the Issuer and First Chicago Trust Company of New York, dated as of April 1, 1998, to permit Mr. Robinson to communicate with other stockholders of the Issuer regarding their possible participation with him in the Possible Acquisition.

            Mr. Robinson did not nominate any individuals for election to the Issuer's Board of Directors at the annual stockholders' meeting held on April 19, 2000.

            Except as set forth above, Mr. Robinson has no other plans or proposals relating to the information required to be disclosed in subparagraphs (a) through (j) of Item 4.


                                 SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


  April 26, 2000


                                By:  /s/ TODD P. ROBINSON
                                     ------------------------------
                                    Todd P. Robinson